# North Capital Private Securities Corporation

## Notes to the Financial Statements

## March 31, 2016

### 1. Organization

North Capital Private Securities Corporation (the "Company") was incorporated in Delaware on May 20, 2010 and registered as a broker-dealer with the Securities and Exchange Commission pursuant to Section 15c of the Securities Exchange Act of 1934 on January 27, 2011. The Company is currently located in Salt Lake, Utah and its primary business is that of a securities broker-dealer that engages in the private placement of securities of private funds and the placement of securities of private companies.

### 2. Significant Accounting Policies

#### Cash and Cash Equivalents
The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of three months or less, other than those held for sale in the ordinary course of business, to be cash equivalents.

#### Investment Banking Fees
Investment banking revenues are earned from providing private placement and advisory services. Revenue is recognized when earned either by fee contract or the success of a predetermined specified event and the income is reasonably determinable.

Management reviews accounts receivable and sets up an allowance for doubtful accounts when the collection of a receivable becomes unlikely. The Company considers accounts receivable to be fully collectible, and accordingly, no allowance for doubtful accounts has been provided.

#### Use of Estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and may have an impact on future periods.

#### Fair Value of Financial Instruments
Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

#### Income Taxes
The Company's results are included in the consolidated federal income tax return and the combined franchise tax for the parent. The Company records income taxes as if the Company were to file a separate stand-alone tax return for federal and state income tax purposes.

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the bases of certain assets and liabilities for financial and tax reporting. The deferred taxes represent the future tax return consequences of those differences, which will either be deductible or taxable when the assets and liabilities are recovered or settled.

# North Capital Private Securities Corporation

## Notes to the Financial Statements

## March 31, 2016

3. **Income Taxes**

The Company accounts for income taxes in accordance with generally accepted accounting principles which requires recognition of deferred tax assets or liabilities for the expected future tax consequences of events that are included in the financial statements and tax returns in different periods.

The Company's total deferred tax assets as of March 31, 2016 are as follows:

| | | |
|---|---|---|
| Federal | $ 56,503 | |
| State | 14,118 | |
| Subtotal | 70,621 | |
| Valuation Allowance | (70,621) | |
| Net deferred taxes | $ | - |

Deferred tax assets and liabilities are primarily the result of the reporting basis of assets and liabilities between the cash method of accounting for tax purposes and the accrual method for financial statement purposes. A valuation allowance of $70,621 has been established for those deferred tax assets that will more likely than not be unrealized. This is a $34,578 increase in the valuation allowance. The provision of $32,456 consists of federal and states taxes of $25,305 and $7,151, respectively.

Significant components of the Company's deferred tax balances as of March 31, 2016 are as follows:

| Deferred income tax assets: | | |
|---|---|---|
| Accrued liabilites | $ | 62,003 |
| Other | $ | 8,618 |
| Total deferred income taxes | $ | 70,621 |
| Valuation allowance | | (70,621) |
| Net deferred income tax asset | $ | - |

Income taxes payable at March 31, 2016 was $31,656, which is included in due to related parties on the accompanying balance sheet.

The Company is subject to federal and state tax examinations for all years.

4. **Risk Concentrations**

The Company engages with certain partner companies (the "Platform Partners") and their representatives to execute private placements. For the year ended March 31, 2016, 42% of private placement fees were generated by one Platform Partner.

At March 31, 2016 the Company held cash deposits at a financial institution, which were in excess of federal insurance limits by $64,996.

# North Capital Private Securities Corporation

## Notes to the Financial Statements

## March 31, 2016


### 5. Related Party Transactions

On August 30, 2011, the Company entered into an agreement with North Capital, Inc. ("North"), a company under common control, in which North provides office and administrative support in exchange for reimbursement of a specified percent of such overhead costs. On April 1, 2015 this agreement was amended to include North Capital Investment Technology ("NCIT"), the Company's sole stockholder, with an effective date of January 1, 2015. For the year ending March 31, 2016, the Company incurred expenses of $105,875 related to this agreement, which includes employee compensation and benefits, rent, internet and other office expenses paid on the Company's behalf. At March 31, 2016, $5,237 was owed to North and $50,215 was owed to NCIT.

The Company's results of operations and financial position could differ significantly from those that would have been obtained if the entities were autonomous.

### 6. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At March 31, 2016, the Company's net capital was $69,830 which exceeded the requirement by $50,969.

### 7. Fair Value Measurements

The Fair Value Measurements Topic of the FASB Accounting Standards Codification establishes a fair value hierachy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three of the fair value hierarchy are as follows:

| | |
|---|---|
| Level 1 | Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date. |
| Level 2 | Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. |
| Level 3 | Unobservable inputs for the asset or liability. |

**Determination of Fair Value**

Under the Fair Value Measurements Topic of the FASB Accounting Standards Codification, the Company bases its fair value on the price that would be received to sell an asset or paid to transfer a liability in an oderly transaction between participants at the measurement date. It is the Company's policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, in accourdance with the fair value hierarchy. Fair value measurements for assets and liabilities where there exists limited or no observable market data and, therefore, are based primarily upon managements's own estimates, are often calculated based on current pricing policy, the economic and competitive environment, the characteristics of the asset or liability and other such factors. Therefore, the results cannot be determined with precision and may not be realized in an actual sale or immediate settlmenet of the asset or liability. Additionaly, there may be inherent weaknesses in any calculation technique, and changes in the underlying assumptions used, including discount rates and estimates of future cash flows,, that could significantly affect the results of current or future value.

# North Capital Private Securities Corporation

## Notes to the Financial Statements

## March 31, 2016

7. **Fair Value Measurements Continued**

Following is a description of valuation methodologies used for assets and liabilities recorded at fair value.

**Warrants**

Determining the appropriate fair value and calculating the fair value of warrants requires the use of highly subjective and complex assumptions. The Company uses the Black-Sholes option pricing model to calculate the fair value of the warrants at the time of the transaction or valuation date. The method requires the use of judgement in estimating stock price volatility (18%), expected dividends (0%), expected life (7 years), and the risk free interest rate (1.4%). The Company's estimate of volatility was based on similar companies' benchmark, and the risk free interest rate is based on the U.S. Treasury 5-10 year constant maturity rate at the time the warrants were earned.

**Assets Measured and Recognized at Fair Value on a Recurring Basis:**

| | December 31, 2015 | | | |
| | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| Assets at fair value: | | | | |
| Warrants | - | - | $6,210 | $6,210 |

8. **Subsequent Events**

The Company has evaluated subsequent events through June 14, 2016, the date which the financial statements were issued.